[Letterhead of Orrick, Herrington & Sutcliffe LLP]

July 30, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Express Credit Account Master Trust

American Express Receivables Financing Corporation II

American Express Receivables Financing Corporation III LLC

American Express Receivables Financing Corporation IV LLC

Registration Statement on Form SF-3

Ladies and Gentlemen:

On behalf of American Express Receivables Financing Corporation II (“RFC II”), American Express Receivables Financing Corporation III LLC (“RFC III”) and American Express Receivables Financing Corporation IV LLC (“RFC IV”), as depositors to the American Express Credit Account Master Trust (the “Issuer”), transmitted herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended, is the Registration Statement on Form SF-3 (the “New Registration Statement”).

In connection with the Issuer, an issuer of asset-backed securities, RFC II, RFC III and RFC IV have a currently-effective Registration Statement on Form S-3 (Registration Nos. 333-179309; 01-03), which was declared effective on July 31, 2012. The existing Registration Statement is reaching the end of its three-year effectiveness period provided for under Securities Act Rule 415(a)(5). Pursuant to Securities Act Rule 415(a)(6), the Issuer is filing the New Registration Statement on Form SF-3, which has been filed by all registrants under the existing Registration Statement except for RFC II, which is one of the three current depositors to the Issuer under the securitization documents but which has been dormant for over 10 years and will cease to be a depositor in the near future.

As discussed with the Commission Staff, pursuant to Securities Act Rule 415(a)(5)(ii)(A), the filing of the New Registration Statement will permit the Issuer to continue to offer and sell securities covered by the existing Registration Statement until the earlier of the effective date of the New Registration Statement and November 23, 2015, the compliance date for “Regulation AB II.”

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (212) 506-5189.

Sincerely yours,

/s/ Robert B. Moyle

Robert B. Moyle